Mail Stop 3561

March 14, 2007

John C. Cirone
Senior Vice President and General Counsel
Quicksilver Gas Services LP
777 West Rosedale Street, Suite 300
Forth Worth, TX 76104

      Re: Quicksilver Gas Services LP
             Registration Statement on Form S-1
             Filed February 12, 2007
             File No. 333-140599

Dear Mr. Cirone:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Cover Page

3. Please revise the second bullet point to state that you would not have had sufficient cash from operations to have made a distribution as of December 31, 2006. Also clarify that Quicksilver Resources Inc. is your parent company.

Summary, page 1

4. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. In is current form, your disclosure appears lengthy and repeats much of the information fully discussed later in the document. Please substantially revise this section to provide only a brief overview of the offering and a brief summary of your business operations. See Instruction to Item 503(a) of Regulation S-K.

5. Please provide us support for the qualitative and comparative statements contained in your prospectus. We note the following examples:

    - "We believe that the Forth Worth Basin is one of the fastest growing natural gas fields in the United States…," page 3;
    - "Quicksilver is one of the most active operators and fastest growing producers in the Forth Worth Basin," page 3; and
    - "The Fort Worth Basin is one of the largest, fasted growing natural gas producing areas in the United States," page 4.

    These are only examples. To the extent the statement represents management's belief, please tell us the basis for that belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. In this regard, we note that some of the statements appear to be based on data obtained from W.D. Von Gonten & Company. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please confirm that the data are publicly available. To the extent that any of these reports have been prepared specifically for you, file a consent from the third party. Please revise throughout your prospectus as necessary.

6. We note your use of technical or industry-specific terms and phrases, including "formation," "MMcf/d," "Bcfe," "MMcfe/d," "net wells," "throughput," etc. Please revise to define all technical or industry-specific terms the first time they appear, here and throughout your filing.

Principal Executive Offices and Internet Address, page 7

7. We note your disclosure that your website will be located at www.kgslp.com. As your website does not appear to be completed, please briefly disclose when you expect your website to be fully functioning.

<u>The Offering, page 10</u>

8. Please expand your disclosure to include the offering price of the common units.

<u>Pro forma and expected ability to pay the minimum quarterly distribution, page 11</u>

9. Clearly state that you would not have had sufficient pro forma cash generated during December 31, 2006 to make the minimum quarterly distribution to holders of your common units.

<u>Summary Historical and Pro Forma Financial and Operating Data, page 13</u>

10. The table on page 15 showing the reconciliation of EBITDA to net cash provided by operating activities includes one line entitled "Other, including changes in non current assets and liabilities." Please revise to identify the individual line items from the audited financial statements that comprise the one line item on your reconciliation between EBITDA and net cash provided by operating activities.

11. Revise your disclosures to discuss the limitations of your non-GAAP measures. Such limitations would include the fact that the measures do not include cash payments for interest and capital expenditures, which are necessary to maintain your business.

<u>Risk Factors, page 16</u>

12. Some of your risk factors indicate that if the risk materializes, it could have a material effect on your "[b]usiness, results of operations and financial condition" or other similar language. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

13. Please remove mitigating language from your risk factors. For example, we note your mitigating disclosures, "Although we have a 10-year contract with Quicksilver…" and "Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders…" in the risk factors "We are dependent on a single natural gas producer, Quicksilver…," page 16 and "Quicksilver, through its affiliates, will own a 75.0% limited partner interest …," page 25. These are only examples. Please revise throughout this section accordingly.

<u>We do not own all of the land on which our pipelines and facilities…, page 23</u>

14. We note your disclosure that you obtain the rights to construct and operate your pipelines "[o]n land owned by third parties and governmental agencies for a specific period of time." Please expand your disclosure to briefly describe the rights you receive from third parties and governmental agencies and the specific duration of those rights.

Our partnership agreement requires that we distribute all of our available cash…, page 26

15. We note your disclosure that you anticipate that the net proceeds of this offering will be used to "[r]eimburse Quicksilver and the Private Investors for capital expenditures previously made on [y]our behalf, to pay expenses associated with this offering, the Formation Transactions and [y]our revolving credit facility." Please quantify the amount of proceeds that you will use to reimburse Quicksilver and the Private Investors, and the other expenses you refer to.

Capitalization, page 37

16. Please revise to delete cash and cash equivalents from your tabular presentation. Capitalization generally includes long-term debt, stock and retained earnings. To the extent you believe the information is vital to an investor's understanding of the business, you may include a discussion of cash in the liquidity and capital resources section of MD&A.

Our Cash Distribution Policy and Restrictions on Distribution, page 39

Limitations on Cash Distributions and Our Ability to Change…, page 39

17. We note your disclosure in the first bullet point that you expect that your credit facility will contain material financial tests and covenants that you must satisfy in order to make distributions. Please expand your disclosure to briefly describe the expected material financial tests and covenants.

Our Initial Distribution Rate, page 40

18. You disclose on page 40 that the exercise of the underwriters' option will not affect the total amount of units outstanding or the amount of cash needed to pay the initial distribution rate because if the option is exercised, an equivalent number of common units will be redeemed. Please clarify and disclose from whom the units will be redeemed and whether cash will be required to redeem the shares.

Quicksilver Gas Services LP, Unaudited Pro Forma Available Cash, page 43

19. Refer to footnote (5) on page 44. The interest expense assumed should generally be the committed rate or the current rate. Please revise as appropriate indicating the basis for your assumed rate. Also you indicate the adjustment is net. To the extent interest income has been netted with interest expense, please revise to disclose the source of the interest income and show the amounts gross or expand your footnote.

20. Please revise to show your capital expenditures for the year ended December 31, 2006. Assuming the offering had been consummated at the beginning of the period and Quicksilver and the private investors will no longer be making capital contributions to fund capital expenditures, show no source of cash or assume a drawdown on your credit facility if you have a commitment for funding and adjust your pro forma net cash interest expense accordingly.

21. Please revise to show the use of cash for the long-term deposit shown on your statement of cash flows at page F-10 or advise us why an adjustment for the deposit is not appropriate.

22. Please disclose what consideration has been given to the establishment of cash reserves by the general partner.

Statement of Forecasted Results of Operations and Minimum Estimated EBITDA, page 47

Assumptions and Considerations, page 47

23. Please expand your disclosure regarding the increase in gathering volumes to indicate the amount associated with existing contracts in place and the amount associated with the wells Quicksilver expects to drill.

24. We note on page 71 that the increase in operating and maintenance expense in 2005 was attributed primarily to the increase in number of Quicksilver wells connected to your system. Please indicate what consideration you have given to the impact of the 275 new wells Quicksilver expects to drill during the period ended June 30, 2008.

25. Please tell us the nature of the awards to be granted under the 2007 Equity Plan. In this regard, it appears you have assumed no units from the 2007 Equity Plan will be issued or entitled to distributions. Please disclose and explain the basis for your assumptions.

26. You indicate that $27.0 million is estimated for capital expenditures associated with additional well connects to the pipeline and partial construction of both the Lake Arlington Dry System and Hill County Dry System. Please revise to disclose the amount estimated for construction and the amount estimated for well connects. Also, please disclose the amount estimated for the second interconnect referred to on page 2 and clarify if this expenditure is included in your estimate of $49.5 million.

27. Please revise to clarify the amount of expense associated with the additions to the pipeline resulting from the new wells that Quicksilver expects to drill. If 275 new wells are expected to be drilled by Quicksilver and you estimated an average cost of $150,000 for each new well connect, it appears over $40.0 million would be needed for capital expenditures before consideration of construction costs for the Lake Arlington Dry System and Hill Country Dry System.

28. Please disclose the basis for your estimated average debt level. Based on your $50.0 million draw at the time of the transaction and estimated capital expenditures, it would appear that the average debt level would be higher.

Provisions of Our Partnership Agreement Relating to Cash Distributions, page 52

Intent to Distribute the Minimum Quarterly Distribution, page 52

29. Where you discuss your cash distribution policy, as in this section, please revise to state what you "will" pay instead of what you "expect" or "intend" to pay.

Management's Discussion and Analysis of Financial Condition and Results…, page 66

30. Please confirm that you do not have any off-balance sheet arrangements. See Item 303(a)(4) to Regulation S-K.

Business, page 76

Business Strategies, page 77

31. We refer you to your disclosure under "Pursuing midstream acquisitions." Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses.

Competitive Strengths, page 78

32. We note your disclosure in this section highlighting what you believe to be your competitive strengths. For balance, please disclose any disadvantages, challenges or weaknesses regarding any aspect of your business operations.

Industry Overview, page 78

Overview of the Forth Worth Basin, page 80

33. We note that your disclosure in this section contains conclusory statements or statistical information. Please note that the source(s) of statistical data or similar types of

disclosure should be disclosed in your prospectus. In this regard, if all of the statistical information was provided by W.D. Von Gonten & Company, please clearly state that this is the case. Please revise here and throughout your prospectus as necessary.

Competition, page 83

34. Please expand your disclosure to discuss your competitive position within your industry in the Fort Worth Basin. See Item 101(c)(1)(x) of Regulation S-K.

Management, page 89

35. Please revise the business experience description of Thomas F. Darden to more clearly describe his business experience for the past five years, including his positions, employers and the relevant dates.

36. Clarify how much of their professional time the executive officers of the general partner will devote to the business of the registrant.

Certain Relationship and Related Party Transactions, page 95

37. Please disclose the value of the assets that Quicksilver and its subsidiaries and the private investors will contribute to you relative to the value of the distributions and payments to be made to them in connection with your formation.

Experts, page 144

38. Please provide the consent of the independent petroleum consulting firm, Schlumberger Data and Consulting Services, as required by Item 601 of Regulation S-K. See also Rule 436 of Regulation C.

Quicksilver Gas Services LP

Unaudited Pro Forma Combined Financial Statements, page F-2

39. We note you expect to have borrowing capacity under a revolving credit facility following the closing of the offering. It is not evident how the pro forma adjustments based on your expectations are factually supportable under Article 11 of Regulation S-X. Please advise and disclose if true, that you have received a commitment from the lender for this facility for the amounts and terms disclosed.

40. Please revise adjustment (g) to reflect interest at the current rate or rate for which you have a commitment.

Quicksilver Gas Services Predecessor

Combined Statements of Cash Flows, page F-10

41. Please explain the basis for your classification of the change in accounts receivable-parent   as an investing activity.   Paragraph 22(a) of SFAS 95 requires that cash inflows from the sales of services or goods be classified as an operating cash flow. The sale of services to the parent and collection of those receivables would appear to be appropriately classified in operating activities. Please advise or revise as appropriate.

Note 1. Description of Business and Basis of Presentation, page F-12

42. Please expand your disclosure to identify the entities comprising QGS Predecessor. See Rule 3A-03(a) of Regulation S-X.

Note 3. Property, Plant, and Equipment and Asset Retirement Obligations, page F-15

43. Disclose the fair value of any assets legally restricted for purposes of settling the asset retirement obligations. See paragraph 22 of SFAS 143.

Note 4. Related Party Transactions, page F-15

44. We note the net change in parent advances reflected in the Combined Statements of Net Parent Equity. Please include disclosure of the financing arrangements with the parent. If advances were made without interest charges, please state that fact. In this connection, where an interest charge on intercompany debt has not been provided, appropriate disclosure would include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is presented. The analysis of the intercompany accounts should include a listing of transactions (e.g., the allocation of costs, intercompany purchases, and cash transfers between entities) for each period for which an income statement is presented, reconciled to the intercompany accounts reflected in the balance sheets. Please refer to SAB Topic 1.B.

45. Please advise us of the nature of the items comprising the net parent accounts receivable on the balance sheet and expand your disclosure to include a reconciliation as appropriate.

Signatures, page II-4

46. Please have your principal accounting officer or controller sign the registration statement in this capacity. See Instructions for signatures to Form S-1.

Exhibits

47. Please file all required exhibits with enough time for us to review them before requesting effectiveness. We may have further comments after reviewing this information.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities

Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3202, or Michael Moran, Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: G. Michael O'Leary, Esq.
        Andrews Kurth LLP
        Fax: (713) 238-7130